[DYNEGY HOLDINGS INC. LETTERHEAD]

October 10, 2007

Via EDGAR and Facsimile: (202) 772-9361

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Mr. H. Christopher Owings

Re:	Dynegy Holdings Inc.

Registration Statement on Form S-4, File No. 333-145631

Dear Mr. Owings:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dynegy Holdings Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-145631) to October 15, 2007 at 10:00 a.m. (EST) or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

Mr. H. Christopher Owings

October 10, 2007

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If you have any questions, please call the undersigned at (713) 507-6847 or John Goodgame of Akin Gump Strauss Hauer & Feld LLP at (713) 220-8144.

Very truly yours,

DYNEGY HOLDINGS INC.

By:	/s/ Kent R. Stephenson
Kent R. Stephenson
Deputy General Counsel,
Senior Vice President

cc:	Scott Anderegg, U.S. Securities and Exchange Commission

John Goodgame, Akin Gump Strauss Hauer & Feld LLP